                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                         ------------------------------

                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                     BOSTON CAPITAL TAX CREDIT FUND III L.P.
 -------------------------------------------------------------------------------
                            (Name of Subject Company)

                     BOSTON CAPITAL TAX CREDIT FUND III L.P.
 -------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                        BENEFICIAL ASSIGNEE CERTIFICATES
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
 -------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                 c/o Erica Blake
                           Boston Capital Corporation
                          One Boston Place, Suite 2100
                                Boston, MA 02108
                                 (617) 624-8900
 -------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                                 SCHEDULE 14D-9


ITEM 1. SUBJECT COMPANY INFORMATION.

     The name of the subject company is Boston Capital Tax Credit Fund III L.P., a Delaware limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is One Boston Place, Suite 2100, Boston, MA 02108, and its telephone number is (617) 624-8900. The General Partner of the Partnership is Boston Capital Associates III L.P., a Delaware limited partnership (the "General Partner"), which has its principal executive offices at One Boston Place, Suite 2100, Boston, MA 02108. The telephone number of the General Partner is 617-624-8900.

     The title of the class of equity securities to which this Schedule 14D-9 relates is the Series 19 Beneficial Assignee Certificates ("BACs") which evidence the beneficial interest of an assignee in the Series 19 limited partnership interests of the Partnership. As of February 1, 2006, approximately 4,080,000 BACs were outstanding, held by approximately 2,380 investors.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

     This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership's general partner is Boston Capital Associates III L.P., a Delaware limited partnership (the "General Partner"). The business address of the Partnership and of the General Partner is One Boston Place, Suite 2100, Boston, MA 02108.

     This Schedule 14D-9 relates to a tender offer by Paco Development, L.L.C. (the "Offeror") to purchase up to 770,000 Series 19 BACs of the Partnership, in cash, at a price of $1.00 per BAC, without interest, less the amount of any distributions per BAC made by the Partnership to the BAC holders after the date of the offer and less any transfer fees charged by the Partnership (the "Paco Offer"). The offer to purchase the BACs is being made pursuant to an Offer to Purchase and a related Agreement of Transfer and Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO, dated January 27, 2006, which was filed with the SEC on February 7, 2006. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO (the "Offer to Purchase"), the principal business address of the Offeror is PO Box 34729, North Kansas City, Missouri 64116.


ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     To the knowledge of the Partnership, there are no material agreements, arrangements or understandings or any potential conflicts of interest between the Partnership, its executive officers, directors or affiliates and the Offeror, its executive officers, directors or affiliates.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     The General Partner is recommending against tendering BACs with respect to the Paco Offer and believes that BAC holders should carefully consider, with the assistance of their financial advisors, the following factors in making their own decision about whether to accept or reject the Paco Offer:

     - BAC holders who tender their BACs will lose the right to receive any future distributions from the Partnership, including distributions from any refinancing or sale of the Partnership's properties, although there can be no assurance as to the timing, amount or occurrence of any future distributions.

     - BAC holders who tender their BACs will forego the benefit of any future income and loss allocations from the Partnership with respect to such BACs.

     - If the BAC holder does not tender BACs and he/she has losses that have not yet been used to offset passive income, these losses would continue to accrue to the BAC holder and therefore would not be released at this time.

     - The BAC holder may be able to obtain a higher price on the secondary market, although no such price can be guaranteed and in fact, the BAC holder may obtain a lower price in the secondary market. In recent trading activity, prices for the BACs appear to have been lower for tender offers than for transactions occurring in the secondary markets. For example, in or about November 2005 the Offeror purchased 2,700 BACs in the secondary market for $1.90 per BAC, while in or about December 2005 another investor purchased BACs for $0.30 per BAC through a tender offer. Prices are not necessarily always lower in tender offer, however, and BAC holders may in fact obtain a lower price in the secondary markets.

     - Neither the Partnership nor, to the General Partner's knowledge, the Offeror has retained a third party to perform an evaluation or an appraisal to determine whether the price offered in the Paco Offer is fair.

     - If the Paco Offer is fully subscribed, the Offeror and its affiliates will own approximately 19% of the outstanding BACs.

     - Certain BAC holders who tender their BACs could recognize a taxable gain upon sale of their BACs.

     - As the market for the BACs is an illiquid market, the Paco Offer will provide the BAC holders with an immediate opportunity to liquidate their investment in the BACs.

     - BAC holders should consult with their advisors about the financial, tax, legal and other consequences of the Paco Offer.

     Neither the Partnership nor any executive officer, director, affiliate or subsidiary of the Partnership currently intends to tender or sell the BACs that are held of record or beneficially owned by them pursuant to the Paco Offer.


ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to the BAC holders on its behalf concerning the Paco Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Neither the Partnership nor the General Partner or any of their executive officers, directors, affiliates or subsidiaries have affected any transactions in the BACs during the past 60 days.


ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) No negotiation is being undertaken by the Partnership or the General Partner in response to the Paco Offer, which relates to or would result in: (1) a tender offer for or other acquisition of securities by or of the Partnership;
(2) an extraordinary transaction such as a merger, reorganization or liquidation, involving the Partnership or any subsidiary of the Partnership; (3) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary; (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

     (b) There are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Paco Offer that relates to or would result in one or more of the matters referred to in item 7(a).


ITEM 8. ADDITIONAL INFORMATION.

     None.

ITEM 9. EXHIBITS.

(a)(1) Letter to the holders of BACs, dated February 8, 2006.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     BOSTON CAPITAL TAX CREDIT FUND III L.P.


                                     Boston Capital Tax Credit Fund III L.P.

                                     By:  Boston Capital Associates III L.P.
                                          General Partner

                                     By:  BCA Associates Limited Partnership,
                                          General Partner

                                     By:  C&M Management Inc.,
                                          General Partner

Date: February 8, 2006               By:  /s/ John P. Manning
                                          --------------------
                                          John P. Manning

                                  EXHIBIT 1 TO
                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934

                     BOSTON CAPITAL TAX CREDIT FUND III L.P.
                         A DELAWARE LIMITED PARTNERSHIP
                          One Boston Place, Suite 2100
                                Boston, MA 02108


                                                                February 8, 2006

Dear Limited Partner:

     As you are aware, a bidder has made an offer to purchase Series 19 Beneficial Assignee Certificates ("BACs") which evidence the beneficial interest of an assignee in the Series 19 limited partnership interests of Boston Capital Tax Credit Fund III L.P., a Delaware limited partnership (the "Partnership").

     Paco Development, L.L.C., a Missouri limited liability company, has made an offer (the "Paco Offer") to purchase BACs for a cash purchase price of $1.00 per BAC, without interest, upon the terms and conditions set forth in the "Offer to Purchase for Cash 770,000 Series 19 Beneficial Assignee Certificates in Boston Capital Tax Credit Fund III L.P.," dated January 27, 2006.

     The General Partner is recommending AGAINST tendering BACs with respect to the Paco Offer and believes the BAC holders should carefully consider, with the assistance of their financial advisors, the following factors in making their own decision about whether to accept or reject the Paco Offer:

     - BAC holders who tender their BACs will lose the right to receive any future distributions from the Partnership, including distributions from any refinancing or sale of the Partnership's properties, although there can be no assurance as to the timing, amount or occurrence of any future distributions.

     - BAC holders who tender their BACs will forego the benefit of any future income and loss allocations from the Partnership with respect to such BACs.

     - If the BAC holder does not tender BACs and he/she has losses that have not yet been used to offset passive income, these losses would continue to accrue to the BAC holder and therefore would not be released at this time.

     - The BAC holder may be able to obtain a higher price on the secondary market, although no such price can be guaranteed and in fact, the BAC holder may obtain a lower price in the secondary market. In recent trading activity, prices for the BACs appear to have been lower for tender offers than for transactions occurring in the secondary markets. For example, in or about November 2005 the Offeror purchased 2,700 BACs in the secondary market for $1.90 per BAC, while in or about December 2005 another investor purchased BACs for $0.30 per BAC through a tender offer. Prices are not necessarily always lower in tender offer, however, and BAC holders may in fact obtain a lower price in the secondary markets.

     - Neither the Partnership nor, to the General Partner's knowledge, the Offeror has retained a third party to perform an evaluation or an appraisal to determine whether the price offered in the Paco Offer is fair.

     - If the Paco Offer is fully subscribed, the Offeror and its affiliates will own approximately 19% of the outstanding BACs.

     - Certain BAC holders who tender their BACs could recognize a taxable gain upon sale of their BACs.

     - As the market for the BACs is an illiquid market, the Paco Offer will provide the BAC holders with an immediate opportunity to liquidate their investment in the BACs.

     - BAC holders should consult with their advisors about the financial, tax, legal and other consequences of the Paco Offer.

     A copy of the Partnership's Statement on Schedule 14D-9 has been filed with the Securities and Exchange Commission and sets forth the Partnership's response to the Paco Offer. Limited partners are advised to carefully read the Schedule 14D-9.

     Should you have any questions concerning the Paco Offer, please call our investor services department at 1-800-955-2733 between 9 a.m. and 5 p.m. Eastern Standard Time.

                                    Sincerely,

                                    BOSTON CAPITAL TAX CREDIT FUND III L.P.



                                    By:   Boston Capital Associates III L.P.
                                          General Partner

                                    By:   BCA Associates Limited Partnership,
                                          General Partner

                                    By:   C&M Management Inc.,
                                          General Partner

                                    By:   /s/ John P. Manning
                                          ---------------------
                                          John P. Manning